July 27, 2005

Mail Stop 0409

Dan J. Harkey
President and Chief Executive Officer
Point Center Financial, Inc.
30900 Rancho Viejo Road, Suite 100
San Juan Capistrano, California  92675

Re:	Point Center Mortgage Fund I, LLC
	Amendment No. 5 to Registration Statement on Form S-11
      Filed July 8, 2005
      Registration No. 333-118871

Dear Mr. Harkey:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The page numbers referenced in this letter refer to the blackline version of Amendment No. 4 provided to us on July 1, 2005.

General

1. Please confirm that you will file a prospectus supplement reflecting any non-fundamental changes to the offering price, and a post-effective amendment reflecting any fundamental changes to the offering price. In addition, please confirm that an investor will have notice of any pricing change prior to making an investment decision.

Prior Experience of Our Manager, page 38

2. Please revise the overview to identify the different types of investment funds sponsored by the manager in the last 10 years. In particular, please disclose the differences between your blind pool programs, such as National Financial Lending, and your fractional note programs. Please also disclose which of these funds have been offered publicly.

3. Please include disclosure in the overview regarding the manager`s experience over the past 10 years with blind pool programs, such as
National Financial Lending, including in the aggregate the number of programs sponsored, the amount of proceeds raised, the number of investors and the amount of investments. Please also identify which programs had investment objectives similar to those of Point Center.

4. We note your prior performance tables for National Financial
Lending. Please move these tables to an appendix of the prospectus.
Please insert a cross reference to the appendix in this section.
Please include an explanation in this section or in the introduction to the appendix as to why National Financial Lending is the only program for which prior performance tables are required.

5. We note the disclosure of prior performance information consistent with Table III of Guide 5. We also note that for each offering period the manager made distributions to investors in excess of cash flow from operations. Please provide disclosure of the percentage of these distributions that was a return of capital and detailed disclosure regarding the source of distributions in excess of operating cash flow.

Financial Statements

Point Center Financial, Inc.

Balance Sheet, page F-25

6. We note your response to comment 16. Please revise the balance sheets to report the unearned commission income as part of the loan
receivable balance to which it relates to as required by paragraph
21
of SFAS 91.

Note 1 Summary of Significant Accounting Policies

Investments in trust deed notes receivable, page F-27

7. We have read and considered your response to comment 15. We note your assertions that under the terms of the new assignments the trust deeds are not longer the assets of the Company and it maintains no control over the assigned trust deeds. Based on these assertions, it appears that the new assignments would be accounted for as sales under SFAS 140. Also, the reason for the sale (i.e., for liquidity reasons) would be outside of the circumstances permitted by paragraphs 8 and 11 of SFAS 115 and would call into question whether any remaining held-to-maturity securities should continue to be classified in that category. Please revise as appropriate to comply with SFAS 115.

Note 3 Asset Backed Commercial Paper Program and mortgage Note
Program, page 32

8. You indicate that you rely on paragraph 10 of SFAS 115 for your accounting of the transfers from held-to-maturity category to available-for-sale category without changing the classification of the remaining held-to-maturity securities. Please note that paragraph
10 of SFAS 115 relates to decisions that you should make at the acquisition date of the securities, not at a later date. Please revise as appropriate to comply with SFAS 115.


*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jorge Bonilla at (202) 551-3414 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. You may contact Michael McTiernan, Special Counsel, at
(202) 551-3852 or me at (202) 551-3495 with any other questions.



Sincerely,



Elaine Wolff
Branch Chief

cc:	Gregory W. Preston, Esq. (via facsimile)
      Corporate Law Solutions, P.C.



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Dan J. Harkey
Point Center Mortgage Fund I, LLC
July 27, 2005
Page 4